Exhibit 99.2

BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 7, 2020
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 7, 2020 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 19, 2020 (the "Information Circular").
An aggregate of 197,784,694 common shares of Baytex (being 35.29% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.

1.
Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	165,423,477	95.85	7,163,654	4.15
Trudy M. Curran	164,527,859	95.33	8,059,272	4.67
Naveen Dargan	161,051,482	93.32	11,535,649	6.68
Don G. Hrap	165,567,164	95.93	7,019,967	4.07
Edward D. LaFehr	164,550,408	95.34	8,036,723	4.66
Jennifer A. Maki	165,841,160	96.09	6,745,972	3.91
Gregory K. Melchin	163,942,950	94.99	8,644,181	5.01
David L. Pearce	165,624,975	95.97	6,962,156	4.03

2.
Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
191,168,691	96.90	6,125,335	3.10

3.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
159,011,068	92.13	13,579,031	7.87